UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2009.
Commission File Number: 001-31221
Total number of pages: 13

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Information furnished in this form:

1. Report filed on August 5, 2009 with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Law of Japan

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.
Date: August 5, 2009	By:	/s/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

JUNE 30, 2009 and MARCH 31, 2009

	Millions of yen
	June 30, 2009	March 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	¥537,193	¥599,548
Short-term investments	1,906	2,448
Accounts receivable	826,803	835,063
Allowance for doubtful accounts	(15,644)	(15,072)
Inventories	174,941	123,206
Deferred tax assets	86,658	102,903
Prepaid expenses and other current assets	209,606	179,632

Total current assets	1,821,463	1,827,728

Property, plant and equipment:
Wireless telecommunications equipment	5,390,421	5,361,043
Buildings and structures	816,971	814,056
Tools, furniture and fixtures	522,986	519,213
Land	199,010	198,985
Construction in progress	102,682	99,232
Accumulated depreciation and amortization	(4,380,163)	(4,301,044)

Total property, plant and equipment, net	2,651,907	2,691,485

Non-current investments and other assets:
Investments in affiliates	583,579	572,014
Marketable securities and other investments	154,803	141,544
Intangible assets, net	595,690	578,728
Goodwill	184,031	154,385
Other assets	262,282	273,440
Deferred tax assets	245,214	248,896

Total non-current investments and other assets	2,025,599	1,969,007

Total assets	¥6,498,969	¥6,488,220

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥14,000	¥29,000
Short-term borrowings	137,962	—
Accounts payable, trade	617,969	668,525
Accrued payroll	39,992	58,627
Accrued interest	1,348	1,187
Accrued income taxes	87,491	238,742
Other current liabilities	173,186	152,354

Total current liabilities	1,071,948	1,148,435

Long-term liabilities:
Long-term debt (exclusive of current portion)	610,654	610,233
Liability for employees’ retirement benefits	148,994	146,326
Other long-term liabilities	253,608	239,918

Total long-term liabilities	1,013,256	996,477

Total liabilities	2,085,204	2,144,912

Equity:
NTT DoCoMo, Inc. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	785,045	785,045
Retained earnings	3,109,001	3,061,848
Accumulated other comprehensive income (loss)	(46,234)	(65,689)
Treasury stock, at cost	(389,299)	(389,299)
Total NTT DoCoMo, Inc. shareholders’ equity	4,408,193	4,341,585
Noncontrolling interests	5,572	1,723

Total equity	4,413,765	4,343,308

Commitments and contingencies
Total liabilities and equity	¥6,498,969	¥6,488,220

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

AND COMPREHENSIVE INCOME (UNAUDITED)

THREE MONTHS ENDED JUNE 30, 2008 and 2009

	Millions of yen
	Three months ended	Three months ended
	June 30, 2008	June 30, 2009
Operating revenues:
Wireless services	¥977,464	¥941,795
Equipment sales	192,782	142,959
Total operating revenues	1,170,246	1,084,754

Operating expenses:
Cost of services (exclusive of items shown separately below)	203,615	219,331
Cost of equipment sold (exclusive of items shown separately below)	242,048	190,826
Depreciation and amortization	168,480	169,005
Selling, general and administrative	259,615	253,773
Total operating expenses	873,758	832,935

Operating income	296,488	251,819

Other income (expense):
Interest expense	(1,140)	(1,614)
Interest income	566	318
Other, net	(7,495)	(3,059)
Total other income (expense)	(8,069)	(4,355)

Income before income taxes and equity in net income (losses) of affiliates	288,419	247,464

Income taxes:
Current	102,531	89,531
Deferred	15,467	10,712
Total income taxes	117,998	100,243

Income before equity in net income (losses) of affiliates	170,421	147,221

Equity in net income (losses) of affiliates, net of applicable taxes	3,123	821

Net income	173,544	148,042

Less: Net (income) loss attributable to noncontrolling interests	(35)	(665)

Net income attributable to NTT DoCoMo, Inc.	¥173,509	¥147,377

Net income	¥173,544	¥148,042
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(948)	10,462
Change in fair value of derivative instruments, net of applicable taxes	(18)	(27)
Foreign currency translation adjustment, net of applicable taxes	(18,522)	8,887
Pension liability adjustment, net of applicable taxes	(250)	149
Total other comprehensive income (loss)	(19,738)	19,471

Comprehensive income	153,806	167,513

Less: Comprehensive (income) loss attributable to noncontrolling interests	(37)	(681)

Comprehensive income attributable to NTT DoCoMo, Inc.	¥153,769	¥166,832

PER SHARE DATA
Weighted average common shares outstanding — Basic and Diluted (shares)	42,504,235	41,759,807

Basic and Diluted earnings per share attributable to NTT DoCoMo, Inc. (yen)	¥4,082.16	¥3,529.16

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
THREE MONTHS ENDED JUNE 30, 2008 and 2009

	Millions of yen
	Three months ended	Three months ended
	June 30, 2008	June 30, 2009
Cash flows from operating activities:
Net income	¥173,544	¥148,042
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation and amortization	168,480	169,005
Deferred taxes	17,673	11,225
Loss on sale or disposal of property, plant and equipment	4,718	5,620
Equity in net (income) losses of affiliates	(5,288)	(1,306)
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	(37,828)	8,911
Increase / (decrease) in allowance for doubtful accounts	421	406
(Increase) / decrease in inventories	(49,510)	(50,888)
(Increase) / decrease in prepaid expenses and other current assets	(20,370)	(20,583)
(Increase) / decrease in non-current installment receivable for handsets	(25,804)	9,214
Increase / (decrease) in accounts payable, trade	(13,272)	4,303
Increase / (decrease) in accrued income taxes	(101,437)	(152,187)
Increase / (decrease) in other current liabilities	4,619	17,792
Increase / (decrease) in liability for employees’ retirement benefits	2,409	2,532
Increase / (decrease) in other long-term liabilities	17,484	13,545
Other, net	(561)	(11,095)

Net cash provided by operating activities	135,278	154,536

Cash flows from investing activities:
Purchases of property, plant and equipment	(163,740)	(123,547)
Purchases of intangible and other assets	(72,033)	(91,400)
Purchases of non-current investments	(1,122)	(2,309)
Proceeds from sale of non-current investments	410	0
Acquisitions of subsidiaries, net of cash acquired	27	(24,900)
Purchases of short-term investments	(1,611)	(1,662)
Redemption of short-term investments	2,036	4,843
Proceeds from redemption of long-term bailment for consumption to a related party	50,000	—
Other, net	(4,413)	(3,204)

Net cash used in investing activities	(190,446)	(242,179)

Cash flows from financing activities:
Proceeds from long-term debt	79,944	—
Repayment of long-term debt	(27,767)	(15,000)
Proceeds from short-term borrowings	—	137,949
Repayment of short-term borrowings	(1,712)	—
Principal payments under capital lease obligations	(814)	(919)
Payments to acquire treasury stock	(49,998)	—
Dividends paid	(102,307)	(98,061)
Other, net	(3)	372

Net cash provided by (used in) financing activities	(102,657)	24,341

Effect of exchange rate changes on cash and cash equivalents	(2,033)	947

Net increase (decrease) in cash and cash equivalents	(159,858)	(62,355)
Cash and cash equivalents at beginning of period	646,905	599,548

Cash and cash equivalents at end of period	¥487,047	¥537,193

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income taxes	¥18	¥27
Cash paid during the period for:
Interest, net of amount capitalized	638	1,453
Income taxes	203,606	241,612
See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
1. Basis of presentation:
The accompanying quarterly consolidated financial statements of NTT DoCoMo, Inc. and its subsidiaries (“DOCOMO”) were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted. Since DOCOMO’s American Depositary Shares were listed on the New York Stock Exchange in March 2002, DOCOMO has prepared its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the Securities and Exchange Commission of the United States of America.
2. Summary of significant accounting and reporting policies:
(1) Adoption of new accounting standards—
Business Combinations
Effective April 1, 2009, DOCOMO adopted Statement of Financial Accounting Standards (“SFAS”) No. 141 (revised 2007) “Business Combinations” (“SFAS No. 141R”). SFAS No. 141R requires an acquirer in a business combination to generally recognize and measure all the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their fair values as of the acquisition date. SFAS No. 141R also requires the acquirer to recognize and measure as goodwill the excess of consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair value of the identifiable net assets acquired. The excess of the fair value of the identifiable net assets acquired over consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date is required to be recognized and measured as a gain from a bargain purchase. The adoption of SFAS No. 141R did not have a material impact on DOCOMO’s results of operations and financial position.
Noncontrolling Interests in Consolidated Financial Statements
Effective April 1, 2009, DOCOMO adopted SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”. SFAS No. 160 requires noncontrolling interest held by parties other than the parent be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. SFAS No. 160 also requires changes in parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for as equity transactions. Upon the adoption of SFAS No. 160, “Noncontrolling interests”, which were previously referred to as “Minority interests” and classified between “Total liabilities” and “Shareholders’ equity” in the consolidated balance sheets, are now included as a separate component of “Equity”. In addition, “Net income” in the consolidated statements of income and comprehensive income now includes net income attributable to noncontrolling interests, which was previously referred to as “Minority interests” and deducted. As a result, the adoption of SFAS No. 160 changed the presentation and disclosure of noncontrolling interest in the consolidated financial statements retrospectively, but did not have a material impact on DOCOMO’s results of operations and financial position.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
Subsequent events
Effective April 1, 2009, DOCOMO adopted SFAS No. 165 “Subsequent events”. SFAS No. 165 requires an entity to evaluate the effects of events that occur subsequent to the balance sheet date through the date the financial statements are either “issued” or “available to be issued” and disclose the date through which subsequent events have been evaluated. The adoption of SFAS No. 165 did not have any impact on DOCOMO’s results of operations and financial position.
(2) Recent accounting pronouncements—
In June 2009, Financial Accounting Standards Board (“FASB”) issued SFAS No. 167 “Amendments to FASB Interpretation No. 46(R)”. SFAS No. 167 contains new criteria for determining the primary beneficiary of a Variable Interest Entity (“VIE”), and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. SFAS No. 167 is effective for fiscal years beginning after November 15, 2009 and interim periods within those years. DOCOMO is currently evaluating the impact of adoption of SFAS No. 167 on its result of operations and financial position.
(3) Reclassifications—
Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the three months ended June 30, 2009.
3. Equity:
Effective May 1, 2006, the Corporate Law of Japan provides that (i) dividends of earnings require approval at a general meeting of shareholders, (ii) interim cash dividends can be distributed upon the approval of the board of directors, if the Articles of Incorporation provide for such interim cash dividends and (iii) an amount equal to at least 10% of decrease in retained earnings by dividends payment be appropriated from retained earnings to a legal reserve up to 25% of capital stock. The legal reserve is available for distribution upon approval of the shareholders.
In the general meeting of shareholders held on June 19, 2009, the shareholders approved cash dividends of ¥100,224 million or ¥2,400 per share, payable to shareholders recorded as of March 31, 2009, which were declared by the board of directors on April 28, 2009. The source of dividends was “Retained Earnings”. DOCOMO started to pay the dividends on June 22, 2009.
In order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment, DOCOMO acquires treasury stock.
With regard to the acquisition of treasury stock, the Corporate Law of Japan provides that (i) it can be done according to the resolution of the general meeting of shareholders, and (ii) the acquisition of treasury stock through open market transactions can be done according to the resolution of the board of directors if the articles of incorporation contain such a provision. The provision is stipulated in DOCOMO’s articles of incorporation.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
Issued shares and treasury stock —
DOCOMO acquired treasury stock at the request of dissenting shareholders, made pursuant to paragraph (1) of Article 797 of the Corporate Law of Japan, against the merger under which its eight regional subsidiaries were dissolved and merged into DOCOMO as of July 1, 2008.
The changes in the number of issued shares and treasury stock are summarized as follows, where fractional shares are rounded off:

	Number of issued	Number of treasury
	shares	stock
As of March 31, 2008	44,870,000	2,242,073

Acquisition of treasury stock based on the resolution by the general meeting of shareholders	—	311,322
Acquisition of fractional shares	—	1

As of June 30, 2008	44,870,000	2,553,396

Acquisition of treasury stock based on the resolution by the general meeting of shareholders	—	545,083
Acquisition of treasury stock at the request of dissenting shareholders against the merger	—	11,711
Acquisition of fractional shares	—	3
Retirement of treasury stock	(920,000)	(920,000)

As of March 31, 2009	43,950,000	2,190,193

As of June 30, 2009	43,950,000	2,190,193

Effective August 1, 2008, DOCOMO abolished the fractional share system.
DOCOMO has not issued shares other than shares of its common stock.
In the general meeting of shareholders held on June 20, 2008, the shareholders approved a stock repurchase plan under which DOCOMO could repurchase up to 900,000 shares at an aggregate amount not to exceed ¥150,000 million during the year started June 21, 2008. No resolution was made regarding stock repurchase plans in the general meeting of shareholders held on June 19, 2009.
Aggregate number and price of shares repurchased for three months ended June 30, 2008 were as follows (no shares had been repurchased for three months ended June 30, 2009):

	Share/Millions of yen
	Three months ended	Three months ended
	June 30, 2008	June 30, 2009
Aggregate number of shares repurchased	311,323	—
Aggregate price of shares repurchased	¥49,998	—

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
Per share data —
Per share data is summarized as follows:

	Yen
	Three months ended	Three months ended
	June 30, 2008	June 30, 2009

Basic and Diluted earnings per share attributable to NTT DoCoMo, Inc.	¥4,082.16	¥3,529.16

	Yen
	June 30, 2009	March 31, 2009

NTT DoCoMo, Inc. shareholders’ equity per share	¥105,560.67	¥103,965.64
4. Segment reporting:
From a resource allocation perspective, DOCOMO views itself as having two business segments. The mobile phone business segment includes FOMA services, mova services, packet communications services, satellite mobile communications services, international services and the equipment sales related to these services. The miscellaneous businesses segment includes home shopping services provided mainly through TV media, high-speed internet connection and video-clip casting services for hotel facilities, advertisement services, development, sales and maintenance of IT systems, credit services and other miscellaneous services, which in the aggregate are not significant in amount. DOCOMO plans to terminate mova services on March 31, 2012.
DOCOMO identifies its reportable segments based on the nature of services included, as well as the characteristics of the telecommunications networks used to provide those services. DOCOMO’s management monitors and evaluates the performance of its segments based on the information that follows as derived from the Company’s management reports.
Segment information for the three months ended June 30, 2008 and 2009 was as follows:

	Millions of yen
Three months ended	Mobile phone	Miscellaneous
June 30, 2008	business	businesses	Consolidated
Operating revenues	¥1,154,771	¥15,475	¥1,170,246
Operating expenses	853,756	20,002	873,758

Operating income (loss)	¥301,015	¥(4,527)	¥296,488

	Millions of yen
Three months ended	Mobile phone	Miscellaneous
June 30, 2009	business	businesses	Consolidated
Operating revenues	¥1,057,893	¥26,861	¥1,084,754
Operating expenses	802,662	30,273	832,935

Operating income (loss)	¥255,231	¥(3,412)	¥251,819

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
DOCOMO does not disclose geographical segments, since the amount of operating revenues generated outside Japan are immaterial.
5. Contingencies:
Litigation —
As of June 30, 2009, DOCOMO had no litigation or claims outstanding, pending or threatened against which in the opinion of management would have a materially adverse effect on its results of operations or financial position.
Guarantees —
DOCOMO applies FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires a company that issues or modifies a guarantee to recognize an initial liability for the fair value of the obligations it has undertaken and disclose that information in its financial statements.
DOCOMO enters into agreements in the normal course of business that provide guarantees for counterparties. These counterparties include subscribers, related parties, foreign wireless telecommunications service providers and other business partners.
DOCOMO provides subscribers with guarantees for product defects of cellular phone handsets sold by DOCOMO, but DOCOMO is provided with similar guarantees by the handset vendors and no liabilities were recognized for these guarantees.
Though the guarantees or indemnifications provided in transactions other than those with the subscribers are different in each contract, the likelihood of almost all of the performance of these guarantees or indemnifications are remote and amount of payments DOCOMO could be claimed for is not specified in almost all of the contracts. Historically, DOCOMO has not made any significant guarantee or indemnification payments under such agreements. DOCOMO evaluates the estimated fair value of the obligations related to these agreements is not significant. Accordingly, no liabilities were recognized for these obligations.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
6. Fair value measurements:
SFAS No. 157 “Fair Value Measurements” defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”. SFAS No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value according to observability as follows:

Level 1 —	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 —	Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs that are derived principally from observable markets data.
Level 3 —	Inputs are unobservable inputs for the asset or liability.
SFAS No. 157 also distinguishes assets and liabilities measured at fair value every period on a recurring basis from those measured on a nonrecurring basis under specific situation (for example, impaired assets).
(1) Assets and liabilities measured at fair value on a recurring basis
DOCOMO’s assets and liabilities measured at fair value on a recurring basis include available-for-sale securities and derivatives.
DOCOMO’s assets and liabilities that were measured at fair value on a recurring basis at June 30, 2009 and March 31, 2009 were as follows:

	Millions of yen
	June 30, 2009
		Inputs used for measurement of fair value
	Total	Level 1	Level 2	Level 3
Assets
Available for sale securities	¥105,585	¥105,585	¥—	¥—
Derivatives	3,878	—	3,878	—

Total assets	¥109,463	¥105,585	¥3,878	¥—

Liabilities
Derivatives	¥1,756	¥—	¥1,756	¥—

Total liabilities	¥1,756	¥—	¥1,756	¥—

	Millions of yen
	March 31, 2009
		Inputs used for measurement of fair value
	Total	Level 1	Level 2	Level 3
Assets
Available for sale securities	¥112,967	¥112,967	¥—	¥—
Derivatives	3,433	—	3,433	—

Total assets	¥116,400	¥112,967	¥3,433	¥—

Available-for-sale securities—
Available-for-sale securities include marketable equity securities and debt securities, which are valued using quoted prices in active markets for identical assets. Therefore, these securities are classified as Level 1.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
Derivatives—
Derivative instruments are interest rate swap agreements, foreign exchange forward contracts and foreign currency option contracts. The fair value of these derivatives is measured at quoted prices valued by financial institutions using observable market inputs. Therefore, these derivatives are classified as Level 2.
(2) Assets and liabilities measured at fair value on a nonrecurring basis
Certain assets and liabilities are measured at fair value on a nonrecurring basis and are not included in the table above. Such fair value measurements typically result from impairments. DOCOMO may be required to measure fair value of long-lived assets, equity securities whose fair values are not readily determinable, and other assets or liabilities on a nonrecurring basis.
DOCOMO omitted the disclosure about assets and liabilities measured on a nonrecurring basis because of its immateriality.
7. Subsequent event:
There had been no significant subsequent event to be disclosed that occurred subsequent to the balance sheet date through August 5, 2009, when the accompanying quarterly consolidated financial statements were issued.